23002680

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Klein Group LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

640 Fifth Avenue (14th Floor)
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lee Jay Taragin	212-632-3764	Jay.Taragin@mkleinandcompany.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

10 Melville Park	Melville	New York	11747
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Lee Jay Taragin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Klein Group LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER OUTRIDGE
Notary Public - State of New York
NO. 01OU6185233
Qualified in New York County
My Commission Expires Apr 14, 2024

Signature:

Title:
CFO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
The Klein Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Klein Group, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

We have served as the Company's auditor since 2010.

Melville, NY
March 1, 2023

THE KLEIN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

Assets		
Cash	$ 2,411,242	
Restricted cash	177,439	
Accounts receivable	1,515,992	
Operating lease right-of-use asset	11,938,934	
Property and equipment, net	1,091,582	
Deferred tax asset	525,000	
Prepaid expenses	368,044	
Total Assets		$ 18,028,233
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$ 701,270	
Operating lease liability	12,358,468	
Total Liabilities		13,059,738
Commitments and Contingencies		
Member's Equity		4,968,495
Total Liabilities and Member's Equity		$ 18,028,233

The accompanying notes are an integral part of these financial statements.

THE KLEIN GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

The Klein Group, LLC (the "Company") was formed in September 1998 under the laws of the State of Florida as Capitalink L.L.C. On April 20, 2010, in connection with a Membership Interest Purchase Agreement, M. Klein and Company, LLC ("M. Klein LLC") purchased 100% of the Company's interest. The Company changed its name to The Klein Group, LLC on April 29, 2010. As a limited liability company, the member's potential liability is limited to the assets available in the operating entity. The Company's registration as a broker-dealer with the Securities and Exchange Commission (the "SEC") became effective on March 11, 1999. The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company's business consists of providing advisory services to its clients. Effective October 6, 2020, the Company was additionally approved to serve as a Firm Commitment Underwriter.

On February 8, 2023, M. Klein LLC entered into a Share Purchase Agreement with Credit Suisse Group AG ("CS Parent") and Credit Suisse (USA) Inc. ("CS USA") to sell the Company. On February 9, 2023, CS Parent issued a press release and announced, subject to regulatory approvals, the purchase of The Klein Group LLC, for a purchase price of $175 million. The Company will receive equity in CS First Boston, a carve-out boutique capital markets and advisory led business, in the form of a convertible note. Following the acquisition closing, the Company is expected to be fully integrated into CS First Boston. Subject to the transaction closing, the CS Parent and CS USA shall bear both the benefits and burdens, from an economic perspective, of the Company following December 23, 2022. To the extent that between December 23, 2022, and the closing date should there be insufficient cash to fund operations, the CS Parent and CS USA shall negotiate in good faith to structure appropriate arrangements for the CS Parent to provide such funding, subject to compliance with applicable Law.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUBSEQUENT EVENTS

The Company has evaluated events that occurred subsequent to December 31, 2022 through the date these financial statements were issued for matters that required disclosure or adjustment in these financial statements. Based upon the evaluation, except as disclosed above in Note 1, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

CASH AND CASH EQUIVALENTS

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2022, the Company had no cash equivalents. The Company maintains cash with major financial institutions. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

RESTRICTED CASH

Restricted cash represents cash, which the Company is required to maintain in money market accounts in the form of a certificate of deposit as collateral for security for a lease of its office space.

ACCOUNTS RECEIVABLE AND ALLOWANCES FOR CREDIT LOSSES

The Company extends unsecured credit in the normal course of business to its clients. Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2022. Two customers accounted for greater than 10% of the accounts receivable balance as of December 31,2022.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE MEASUREMENTS

ASC 820 – Fair Value Measurement defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly. Investments which would generally be included in this category are publicly traded securities with restrictions.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income. Art is carried at historical cost. Depreciation is

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT (CONTINUED)

not required to be provided on art that has an indefinite life and there is no expected reduction in value with the passage of time; however, the carrying amount of the art will be reviewed when there is evidence of impairment.

Depreciation and amortization are provided for by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, the Company recognizes such impairment in the event the net book value of such assets exceeds the future net cash flows expected to be generated by the assets. There was no impairment of long-lived assets on December 31, 2022.

LEASES

The Company accounts for its leases in accordance with ASC 842, Leases. The Company is a lessee in noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

Lease liabilities. A lease liability is measured based on the present value of its future lease payments. Lease payments are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LEASES (CONTINUED)

The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases. ROU assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term see Note 6- Leases.

INCOME TAXES

The Company is treated as a disregarded entity for income tax purposes and reports its results of operations on its sole members tax return. M. Klein LLC is treated as a partnership for income tax purposes and accordingly, is not subject to federal and state income taxes in any jurisdiction. Each member of M. Klein LLC is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. The Company is subject to New York City Unincorporated Business Tax ("UBT").

The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income tax expense. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, tax returns for three years from the date of filing remain subject to examination by the tax authorities as of December 31, 2022.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2021 the Company entered into a shared service agreement (the "Shared Service Agreement) with M. Klein LLC and Archimedes Advisor Group, LLC ("Archimedes"), an entity under common indirect ownership. In accordance with the Shared Service Agreement, Archimedes will reimburse certain expenses incurred by the Company and M. Klein LLC on behalf of Archimedes.

During the year ended December 31, 2022, M. Klein & Company contributed shares of publicly traded entities totaling $4,948,400.

NOTE 4 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31, 2022:

	Amount	Estimated Useful Lives
Furniture and fixtures	$901,257	7 Years
Computer equipment	538,903	5 Years
Leasehold improvements	977,312	Term of Lease
Art	176,680	Indefinite
	2,594,152	
Less: accumulated depreciation and amortization	(1,502,070)	
Property and Equipment, Net	$1,091,582	

NOTE 5 - RETIREMENT PLAN

The Company sponsors The Klein Group, LLC, 401(k) Plan (the "Plan), a defined contribution plan for the benefit of the Company's eligible employees. Eligible participants may join the Plan after 6 months of full-time employment. All funds are self-directed by the participant. The Company's employer contributions are discretionary. For the year ended December 31, 2022, the Company will contribute $234,336 to employee accounts as part of the safe harbor provision of the Plan. This amount is recorded in accrued expenses and other liabilities in the accompanying statement of financial condition.

NOTE 6 – LEASES

The Company entered into an operating lease for the office space it currently occupies on September 30, 2014. The lease became effective on June 16, 2015 for a term of 10 years with each of the parties having the right to terminate after 5 years with the terminating party paying a $500,000 cancellation fee. The lease provided for free rent for the first 10 months of the lease. In June 2018, the Company entered into a lease amendment whereby 1) the $500,000 cancellation fee payment was removed and 2) additional office space was leased, which the Company took possession during the year ended December 31, 2019.

On August 2, 2022, the Company entered into a Second Amendment of its lease agreement with its landlord and extended the term for the 12th and 14th floors that was initially scheduled to expire on March 31, 2026. In addition, the Company expanded the current lease to add the entire rentable area of the fifteenth (15th) floor of the building.

As of the execution of the Second Amendment, the term was extended to the 10th anniversary of the Second Expansion Premises Commencement Date (Expected to be March 2024). The Second Expansion Premises Commencement Date is the date that landlord delivers vacant and exclusive possession of the Second Expansion Premises to the Company with Landlord's Second Expansion Premises Work substantially complete. Under ASC 842, the lease amendment was treated as a separate lease for the new space and a modification of the lease for the original space (See Note 8). The lease liability is based on the present value of the remaining minimum lease payments, discounted using the Company's estimated incremental borrowing rate of 8%.

An additional ROU asset and lease liability of approximately $5,962,000 were recorded at the time of the amendment as relates to the 12th and 14th floor.

The Company has obligations as a lessee for office space with initial non-cancelable terms in excess of one year. The Company classifies these leases as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments.

NOTE 6 – LEASES (CONTINUED)

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Maturities of lease liabilities under these leases, which have a weighted average remaining term of approximately 10 years, as of December 31, 2022, are as follows:

For the Year Ending December 31,	Amount
2023	2,055,881
2024	2,055,060
2025	2,055,060
2026	2,055,060
2027	2,055,060
Thereafter	11,767,665
Total future minimum lease payments	22,043,786
Tenant Improvement Credit	(2,837,940)
Less imputed interest	(6,847,378)
Total operating lease liabilities	**$12,358,468**

NOTE 7 – FAIR VALUE MEASUREMENT

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, restricted cash, accounts receivable, prepaid expenses and accrued expenses and other liabilities.

During the year ended December 31, 2022, the Company sold shares of unregistered common stocks of actively traded National Association of Securities Dealers Automated Quotations ("NASDAQ") public companies in the amount of $1,955,528.

NOTE 7 – FAIR VALUE MEASUREMENT (CONTINUED)

The fair values of publicly traded equity securities are based on quoted market prices in active markets for identical assets and are classified as Level 1 in the fair value hierarchy. There were no transfers between Level 1 and Level 2 investments during the year ended December 31, 2022.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

LETTER OF CREDIT

The Company has approximately $177,000, which represents approximately 102% of the required security deposit for the operating lease effective June 16, 2015, in a standby letter of credit as of December 31, 2022, which expires in April 2025.

LEASE

The Company entered into a second amendment of operating lease for the 15th floor on August 2, 2022. As per the second amendment of the lease the term was extended to the 10th anniversary of the Second Expansion Premises Commencement Date (Expected during the quarter ending March 2024).

The following table represents information about lease commitment for the 15th floor as of December 31,2022.

For the Year Ending December 31,	Amount
2023	-
2024	829,316
2025	1,105,755
2026	1,105,755
2027	1,105,755
Thereafter	6,331,764
15th Floor Lease Commitment	$10,478,345

NOTE 8 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

LITIGATION

From time to time the Company may be involved in various legal matters and proceedings in connection with its business operations. Management does not believe that any pending legal proceedings will have a material adverse effect on its business, results of operations, or financial position. Management is not aware of any unasserted claims that it believes will have a material adverse effect on its business, results of operations, or financial position.

On March 25, 2021 and April 9, 2021, the Company was named as defendants in two putative class action lawsuits that have since been consolidated under the caption In Re MultiPlan Corp. Stockholders Litigation, Consolidated C.A. No. 2021-0300-LWW (Del.Ch), alleging claims for breach of fiduciary duty and aiding and abetting breach of fiduciary duty in connection with the merger between Churchill Capital Corp. III and MultiPlan, Inc. A memorandum of understanding was executed on October 27, 2022 to resolve the litigation. The Stipulation and Agreement of Compromise, Settlement, and Release was filed with the Court of Chancery of the State of Delaware on November 17, 2022, and the court approved the settlement on February 28, 2023. The Company will not incur any expense related to the Multiplan settlement.

REGULATORY EXAM

From time to time, the SEC and/or FINRA may examine or investigate the activities of broker-dealers. These examinations or investigations often focus on the activities of the registered representatives doing business through such entities and the entities' supervision of those persons. It is possible that any examination or investigation could lead to enforcement action by the regulator and/or may result in payments of fines and/or penalties, as well as changes in systems or procedures, any of which could have a material adverse effect on the Company's financial condition or results of operations. As of the date of this report, the Company is not aware that there will be any material adverse effect to the Company's financial condition or results of operations as a result of any such pending examinations or investigations.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed .87 to 1.

On December 31, 2022, the Company had net capital of $1,290,438 which was $1,190,438 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $1,120,804 on December 31, 2022. The Company's capital ratio was .87 to 1.